Contact

www.linkedin.com/in/peter-busalacchi-27832528 (LinkedIn)

Top Skills

Marketing Strategy
Customer Service
Sales

Peter Busalacchi

Founder of Busa Beverage
San Diego, California, United States

Experience

Busa Beverage
Founder
August 2023 - Present (2 years 5 months)
San Diego, California, United States

Barbusa
General Manager
June 2016 - Present (9 years 7 months)

Busalacchi Restaurants
Director of Marketing
January 2014 - Present (12 years)

AD Nightclub
VIP Manager
January 2014 - January 2015 (1 year 1 month)

RMD Group
VIP Manager
January 2012 - January 2013 (1 year 1 month)

Nordstrom
Salesman
September 2008 - September 2010 (2 years 1 month)

Education

San Diego State University-California State University
Bachelor’s Degree · (2008 - 2013)